

7 GENERATION GAMES

Making it possible for any organization to make its own educational video games

7generationgames.com   Minneapolis, MN   🐦 f 📷

Technology   Female Founder   B2B   Minority Founder   Edtech

Highlights

1 💵 On track to exceed $1M in revenue by 2023, up from $585K in 2021 and $200K in 2020.

2 🏛 Built with over $2.3M in non-dilutive federal grant funding from US and Chilean governments.

3 🎓 Improved learning outcomes by 30% in peer-reviewed and published efficacy studies.

4 🎮 Commercialized 20+ games to date using our 7 Gen Blocks technology.

5 🔼 $1.1 B US market ($3B global). CAGR 31%. Ed games dev tools market up 10x from 2018.

6 💰 Raised $380K in pre-seed investment round, led by Ronda Rousey.

7 ✅ Selected for Google's Start on Android, Goldman Sachs 10,000 Small Businesses and Start-Up Chile

Our Team



Maria Burns Ortiz CEO & Co-Founder

Forbes Next 1000. Minneapolis-St Paul Business Journal 40 Under 40. Newspapers in Education's "Latinos Who Will Change the World." National Latina Business Women Association - LA Rising Star. NY Times Bestseller.

> We founded 7 Generation Games to make a difference in the lives on youth through improving educational outcomes. We initially believed this could best be achieved through developing our own games. However, in building our technology, we realized that we can have a much greater impact by making this platform available at larger scale.



Ann Maria De Mars President & Co-Founder

Ph.D. & MBA. Educator. AARP National Purpose Prize Fellow. International Game Developers Association Foundation NextGen Leader. National University Faculty of the Year. World Judo Champion.

the Year. World Judo Champion.

Invest in 7 Generation Games and be part of taking educational game development to the next level.



7 Generation Games
Games that make you smarter. Made smarter.

At 7 Generation Games, we make educational video games and the tools to create them. With a platform that allows for faster, cheaper development, **we make it possible to create educational games around any topic people are passionate about - not just those themes with the largest mass market.**

(If you're more a "show-me-the-highlights" type, you can scroll to the bottom for a 5-minute video version of this pitch.)

TIME: 01:19

Deer Shot

7 Generation Games
We make educational video games and the tools to develop them.

Our Vision: Empower game creators. Educate learners. Engage communities. Expand possibilities.

7G 7 Gen Blocks

Digital blocks that enable curriculum publishers to **build** their own educational games.

With 7 Gen Blocks, we are changing how educational video games are made and

who is able to make them - for the better.

Using **Customizable** Blocks of **Code**



To Create **Proprietary** Educational **Games**

Our 7 Gen Blocks platform is like a game developer version of Legos, that can be **customized and virtually "snapped" together to create an infinite number of educational games.**

We take a process that is currently expensive, time consuming and requires significant technical expertise - and streamline it.

Making Educational Games **Better**

 **7 GEN BLOCKS**







4X
Faster

75%
Less Cost

<1
Year Experience
Required



With 7 Gen Blocks, we've demonstrated how games can be developed in a fraction of the time, **compressing what used to take up to year into 12 weeks.**

Moreover, we've built the platform so that this work can be **done by entry level developers.**

Requiring less production time and less technical expertise means less development costs. Using 7 Gen Blocks to develop educational games **reduces cost by up to 75%** versus developing a comparable product with current solutions.

The **7 Gen Blocks** Platform



Game Development
Platform Optimized for
Instruction & Assessment



With classroom needs and effective learning practices in mind, **we've** integrated the ability to easily do all of the things we talk about needing in education – from culturally reflective curriculum to multilingual content to formative assessment.

7 Gen Blocks makes it cost-effective and educationally effective to make games customized by culture, language of instruction, learning content and more.

Demand for customized educational games and the tools to make them is BOOMING.



U.S. **Customized Educational Game Development** Market

$1.1 **Billion**
Spending to develop ed games, primarily to game studios
CAGR 31%

$350 **Million**
Spending on digital tools & platforms to make ed games

$40 **Million**
Spending on tools & platforms to create 2D & 3D games for K12
Beachhead Market Segment

The US customized educational games market is booming, growing 5x in the last 3 years. With a 31% CAGR, that growth in expected to continue.

Educational games are unique within the gaming industry due to a focus on specialized tools and platforms to develop learning games.

Based on our success to date, we have identified the K12 educational gaming segment as the clearest beachhead that allows us to leverage our

gaming segment as the clearest beachhead that allows us to leverage our current market position. However, as we scale, we have the ability to both expand within this market as well as into adjacent markets - such as game-based workforce development training or K12 digital assessment.

The underserved global market is expanding even faster.

While the market for educational game-specific development platforms and authoring tools has expanded 10x since 2018, no platform has yet to emerge as an established leader in this specific gaming market.



Competitor Analysis
Optimized For Education
Current EdTech Solutions
Creates High Quality Games
7G
Technical Ease
Leading Game Engines
Low-Code Game Dev Platforms
Allows to Distribute & Monetize
7Generation Games
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Currently the market has two sets of solutions:

🎓 Educational game tools that easily allow the creation of game or game-like learning resources, but that can only be distributed through those platforms.

those platforms.

🎮 Game engines developed to make entertainment – i.e. non-educational games – that ed games creators are currently forced to rely if they want to create and distribute their own proprietary games, requiring more time and technical expertise.

With 7 Gen Blocks 🎓 +🎮 , we combine the ease and analytics of educational games tools with the control and customization provided by mainstream gaming engines.


WordPress for Educational Games
Game Design Template
Select And Modify Blocks
Finished Game
7Gen Blocks - Select Your Block
7Gen Blocks - Make this Your Block
ACCEPT
EDIT
7 Generation Games
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If you think about how **WordPress revolutionized web design and development, 7 Gen Blocks does that for educational game development** by providing modularized, yet easily editable code built around best practices in education, game design and software development.

Kids who played games developed using our technology saw learning outcomes improve 30% in 10 weeks - a 3x improvement over the control group - in multiyear, peer-reviewed, federally-funded efficacy studies.

Kids Who Played Our Games Had **Better** Learning Outcomes.



30%
Improvement
in 10 Weeks



3x
Growth Over
Control Group

Enabling the creation of more educational games is only a solution if the games actually educate those who play them.

If you're into academic journal articles and federal agency reports, you can read more about our research and outcomes here.

The 7 Gen Blocks platform evolved from technology funded by $2.3 million in non-dilutive government grants.

7 Generation Games has been **awarded $2.3 Million in non-dilutive** R&D grants.

Funders

















USDA | NSF | NIH National Institutes of Health | START-UP CHILE | California STEP California Small Business Export Program

Grant funding agencies include: the U.S. Department of Agriculture, the National Institutes of Health, the National Science Foundation, California Small Business Export Program and Start-Up Chile.

7 Gen Blocks was developed as an in-house platform to create our own games more efficiently. This federal funding allowing us to build out software architecture, study efficacy, conduct customer discovery and iterate product.

We are now expanding as a licensable technology for the industry.

As a company, 7 Generation Games has been recognized as an innovator and leader.

We've earned the following **awards and recognition.**











CreditDonkey BEST VIDEO GAME | TOP 50 Apps for kids 2017 | MINNEINNO FIRE AWARDS | MINNE INNO BLAZER | Boom StartUp | HOMESCHOOL.COM BACK TO Homeschool AWARD 2017

    

   



Some of these honors include: selected for **Goldman Sachs 10,000 Small Businesses** program (2022), invited into **Google's Start on Android** accelerator (2021), won **Minne Inno's Blazer Award for EdTech** as one of Minnesota's top early-stage tech companies (2021), awarded "**Best Learning Game Artwork**" at the Department of Education's ED Games Expo (2019), recognized as one of the "**Top 50 Apps for Kids**" by **Educents** (2017), named one of **Tech.Co's Top 50 Startups of the Year** (2016) and accepted into **BoomStartup's EdTech Accelerator** cohort (2015).

Our founding team brings the expertise and drive to make this happen.

Founders



MARIA BURNS ORTIZ
CEO

  





DR. ANNMARIA DE MARS, PH.D.
President





DENNIS DE MARS
CTO





Maria Burns Ortiz, CEO: Over the last six-plus years, as CEO and Creative Director, Maria has help lead 7 Generation Games from concept to commercialization. She has been named one of **Forbes Next 1000, Minneapolis St Paul Business Journals 40 Under 40,** one of the **National Latina Business Women's Association's Rising Stars** and an invited **speaker at the Obama White House** State of Women Summit. Prior to 7 Generation Games, she wrote a **New York Times bestseller,** taught digital media at Tufts University and Emerson College, was an award-winning columnist for ESPN.com and was named one of Newspapers in Education's Latinos Who Will Change the World.

Dr. AnnMaria De Mars, President: A driving force behind 7 Generation Games, AnnMaria brings **over 30 years experience** in the education and technology sectors. As an educator, she has taught from middle school to graduate school courses. She has an **MBA and a Ph.D.** in educational psychology with a specialization in psychometrics and applied statistics. She was the **2022 National University Faculty of the Year** for the Masters in Public Health program. She has been recognized as a national **AARP Purpose Prize fellow** and **International Game Developers Association Foundation NextGen Leader**. In addition to leading the educational content integration, she oversees our backend development, including databases, analytics automation and application of artificial intelligence. If you want to talk about intangibles like backing founders who know what it takes to succeed, she was also the **first American to win the world judo championships.**

Dennis De Mars, CTO: Dennis is **one of the top programmers in the industry,** with more than three decades experience as a software developer. He leads our front-end development efforts and our technical team. Previous to 7 Generation Games, he was a senior programmer working on **high-level defense projects at Raytheon.** His prior software developed includes **flight simulator software for the military,** and, Fractal Domains, a fractal generation program – which was the **top-selling fractal application for Mac** for nearly a decade and was used for everything from teaching high school mathematics to creating custom art. He holds **dual degrees from UCLA in math and physics** as well as a M.S. in physics, specifically particle physics because nuclear physics was too easy.

From design to development, every element of everything we do is done in-house.



Everything Done In-House

Offices in Minneapolis & L.A.

Core Team: 11
90% Latino/BIPOC
55% female


We have a 11-person core team, including a 8 full-time and one part-time staff and two long-term contractors.

Many companies talk about the value of diversity, equity and inclusion, but at 7 Generation Games, we embody it. Over 90% of our team is Latino or BIPOC, and more than ½ of our team is female.

This team makeup is almost unprecedented in the tech ecosystem. We made a conscious decision when we started this company to create an inclusive corporate culture and to provide job opportunities for those

inclusive corporate culture and to provide job opportunities for those, who like ourselves, have been historically marginalized and excluded from this industry for far too long because they lack the social network connections or fail to fit the pattern matching criteria.

We have tested, validated and tested our platform again.


To date, 7 Gen Blocks technology has been used to create 20 educational games.
Examples of Custom Games
THUNDER VALLEY
MAKING CAMP
LAKOTA
Disaster Deduction Detectives
LEGENDS OF LEARNING
MATH
DAKOTA
CROSS ROADS
A GAME OF CHOICES
Strong Mind — Strong Body
FOUNDATION
7 Generation Games
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We are **approaching two dozen games developed using 7 Gen Blocks technology, comprising over 125,000 downloads.**

You can see those games here.

And people are actually playing our games.

85% of downloads convert to registered users, i.e. open the game, create an account and play at least 1 level.

56% of users are active users, used within the 2021-2022 academic year.

7 Gen Blocks is a B2B solution.

Our **target customers** are organizations that want to develop educational games using their content.



K12 Publishers

Learning Materials Producers

Culturally Reflective Curriculum Orgs

Leveraging our expertise in building games for the K12 market, we are targeting publishers, classroom learning materials creators and organizations we've identified as early adopters of customized educational games - to meet their technical needs.

Through streamlining and simplifying the development process while generating cost savings, 7 Gen Blocks will allow small to mid-size enterprises and non-profits which previously did not create customized learning or training games because of price or technical barriers to develop and distribute their own games. For organizations already creating educational games, the platform will reduce production time and costs.

As a company, we're generating revenue. We doubled our revenue from 2020 to 2021 - and are on track to break revenue records again.

Revenue

Company Revenue in 2020: **$200,000**

Company Revenue in 2021: **$585,000**

Projected Revenue in 2022: **$850,000**
Booked 2022 Revenue through Q1: **$430,000**



This slide contains forward-looking projections that cannot be guaranteed.

2020 Revenue: $200,000

2021 Revenue: $585,000

2022 Projected Revenue: $850,000

2022 Booked Revenue in Q1: $430,000

These revenue numbers are **on top of the aforementioned $2.3 million** in non-dilutive grant funding.

Pipeline

Current Pipeline Value: $1.4 Million

Anticipated Close Rate: 40%



This slide contains forward-looking projections that cannot be guaranteed.

For 2022, in addition to over $400,000 already in booked revenue, **we are approaching $1.4 million in our pipeline.** This is defined as either a.) proposals have been presented to prospective customers by us, or b.) we have been written into to submitted grants proposals as the technology partner. We **project a 40% close rate** for these deals within the next 12 months – and have seen greater success as we've gained momentum.

This pipeline deal value represents a combination of us using Blocks to make educational games for clients as well as licensing the 7 Gen Blocks Platform to customers to create their own educational games.

7 Generation Games has a dual revenue stream business model that centers around employing the Blocks platform through customized development and enterprise licensing.

7 Gen Blocks **Business Model**






We use Blocks to make games for you.
You make your own games using Blocks.
Per Game $10K-$250K+
Per Project $20K-30K
Annual Subscription $60K
Custom Template $100K+
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Customized Development - "We use Blocks to make games for you."

Customized development income makes up approximately 85% of 7 Generation Games current revenue. (As we shift our focus on Blocks commercialization, we are phasing out K12 and B2C sales, which account for 12% and 3% of current income respectively.)

Pricing: $10K-$250K+

Average Project Budget: $35K-50K

Average # of Games per Client: 3

Enterprise Licensing - "You make your own games using Blocks."

Enterprise licensing centers around licensing our platform technology to organizations to enable them to create their own educational games with their own developers and curriculum. We view this aspect of our business model to be highly scalable. The funding we are raising will accelerate the commercialization of the 7 Gen Blocks platform as a licensable technology.

Project-Based

- Initial Project-Based License: $30K (including onboarding, support and server set up)

- Repeat Project License: $20K

Annual Subscription (Unlimited Projects)

- Enterprise Subscription: $60K

- Custom Enterprise Template: Starting at $100K + Subscription

Our success using the platform in-house to meet the demand for customized games – enables us to generate revenue while building and scaling 7 Gen Blocks for wider market use.



Financial History & Projections

Financial projections reflect our shift from K12 sales to an enterprise model.

[Legal note: Financial history is based on verified financial data. However, financial projections - while based on real-world data and modeling - are forecasts and not a guarantee of future revenue, profits and/or returns.]



ANTICIPATED USE OF FUNDS

Raising
$1 Million

Having taken just **$380,000 in investment in pre-seed funding**, we are now **raising $1 million, including $500,000 of that through WeFunder.** We are raising at a **pre-money valuation of $7 million.**

Half of these funds will be for development, both expanding the 7 Gen Blocks library and creating an enterprise interface. The other half will go toward business development and customer support.





Maria Burns Ortiz, maria@7generationgames.com

At 7 Generation Games, we know better educational outcomes open doors to better futures. We're building a better way to make better educational games.

We'd love to have you join us.

If you are interested in investing, but have questions, please feel free to reach out, via email: maria@7generationgames.com or phone: (612) 470-8458.

More information about 7 Generation Games can also be found on our website: **www.7generationgames.com**

Or you can **read more about us via media coverage we've received here**.

[All numbers as of May 31, 2022.]

7 Generation Games Pitch: The 5-minute video version

Downloads

7 Gen Games Deck 2022.pdf